

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX ANNOUNCES FIRST QUARTER 2003 RESULTS

4.4% DECREASE IN FFO PER SHARE

Palo Alto, California—April 30, 2003—Essex Property Trust, Inc. (NYSE:ESS), a Real Estate Investment Trust (REIT) with apartment communities located in targeted West Coast markets, today reported operating results for the first quarter 2003. Net Income for the quarter ended March 31, 2003 totaled $10.2 million, or $0.48 per diluted share, as compared with $11.3 million, or $0.61 per diluted share for the quarter ended March 31, 2002, representing a 9.4 percent decrease in net income or 21.3 percent decrease in net income per share.

Funds From Operations (FFO) for the quarter ended March 31, 2003 amounted to $25.3 million, or $1.08 per diluted share, compared to $23.7 million, or $1.13 per diluted share, for the quarter ended March 31, 2002, representing a 6.8% increase in FFO and a 4.4 percent reduction in FFO per share. FFO was negatively impacted by a $446,000 decrease in miscellaneous non-recurring income, which decreased from $688,000, or $0.03 per diluted share in the quarter ended March 31, 2002 to $242,000 or $0.01 per diluted share in the quarter ended March 31, 2003.

FFO is a supplemental financial measurement used by real estate investment trusts to measure and compare operating performance. A reconciliation of FFO to net income (the most directly comparable GAAP measure) is included in the financial data accompanying this press release. For a more comprehensive definition of FFO please refer the last page of this press release.

The Company's financial results are summarized as follows:

	Quarter Ended March 31,		
	2003	**2002**	**Percent Change**
	(Dollars in thousands, except per share amounts)		
Revenues	$ 58,995	$ 49,412	19.4%
Funds From Operations (FFO)	$ 25,298	$ 23,683	6.8%
Net Income	$ 10,231	$ 11,296	-9.4%
Per Diluted Share:			
FFO Per Share	$ 1.08	$ 1.13	-4.4%
Net Income Per Share	$ 0.48	$ 0.61	-21.3%

PORTFOLIO COMPOSITION

The following table compares Essex's regional concentrations for its multifamily portfolio as of March 31, 2003 and March 31, 2002.

	As of March 31, 2003		As of March 31, 2002	
	Number of Apartment Homes	*%*	*Number of Apartment Homes*	*%*
Southern California	13,654	57	11,295	54
San Francisco Bay Area	4,293	18	4,023	19
Seattle Metro. Area	4,073	17	4,073	20
Portland Metro. Area	1,371	6	1,371	7
Other	578	2	-	-
Total	**23,969**	**100**	**20,762**	**100**

PROPERTY OPERATIONS

The following operating results omit properties in development or lease-up, properties owned less than a year, and properties that are accounted for under the equity method of accounting.

A breakdown of the same-property net operating income results compared to the quarter ended March 31, 2002 for Essex's multifamily properties is as follows:

	Quarter Ended March 31, 2003		
	Revenues	**Operating Expenses**	**Net Operating Income**
Southern California	7.2%	4.3%	8.4%
San Francisco Bay Area	-10.2%	13.2%	-17.0%
Pacific Northwest	-3.0%	7.6%	-7.9%
Same-Property Average	**-1.5%**	**7.8%**	**-5.1%**

A breakdown of the same-property financial occupancies for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	3/31/2003	**12/31/2002**	**3/31/2002**
Southern California	95.2%	96.0%	92.0%
San Francisco Bay Area	95.8%	96.5%	95.2%
Pacific Northwest	94.5%	93.8%	90.8%
Same-Property Average	**95.2%**	**95.6%**	**92.8%**

A breakdown of same-property concessions for Essex's multifamily properties is as follows:

| | For the Quarters Ended | | |
| | *(in thousands)* | | |
	3/31/2003	12/31/2002	3/31/2002
Southern California	$ 125.3	$ 146.3	$ 407.3
San Francisco Bay Area	176.6	198.4	255.3
Pacific Northwest	297.1	323.2	312.7
Same-Property Average	**$ 599.0**	**$ 667.9**	**$ 975.3**

Total concessions, for the Company's consolidated portfolio, increased to $801,800 for the quarter ended March 31, 2003, as compared to $741,600 for the quarter ended December 31, 2002. Total concessions for the quarter ended March 31, 2002 were $1,023,400.

The following is the sequential percentage change in same-property revenues for the quarter ended March 31, 2003 versus the quarter ended December 31, 2002:

	Revenues
Southern California	-0.1%
San Francisco Bay Area	-1.8%
Pacific Northwest	0.8%
Same-Property Average	**-0.4%**

Same-property operating expenses increased 7.8 percent compared to the quarter ended March 31, 2002. The Company expects same-property operating expenses for the year to increase in the range of 2.5 to 3.5 percent as previously disclosed.

DEVELOPMENT

As of March 31, 2003, the Company had ownership interests in development communities, which have a combined estimated construction cost of approximately $104.0 million. These projects exclude development projects owned by the Essex Apartment Value Fund, L.P., which are described in the following section.

During the quarter, the Company's 270-unit high-rise luxury apartment community – *The Essex on Lake Merritt* – located on the shores of Lake Merritt in Oakland, California, received the prestigious Pillars of the Industry Award from the National Association of Home Builders' for the "Best High Rise Design, Architecture and Construction". This is the 11th significant award bestowed upon the Company since it began developing multifamily properties in 1985.

- *The San Marcos (formerly Vista del Mar)* – Construction and leasing activities continue at the Company's 312-unit apartment community located in Richmond, California. Stabilization is anticipated during the third quarter of 2003.

- *Hidden Valley-Parker Ranch* – The initial stages of construction continue on the Company's 324-unit multifamily community located in Simi Valley, California. Initial occupancy is expected to take place during the fourth quarter of 2003. The Company has a 75 percent ownership interest in this development project.

FINANCING & OTHER ACTIVITIES

On June 14, 2000 the Company acquired Waterford Place, a 238-unit apartment community located in San Jose, California for a contract price of $35 million, which excluded a contingent payment to be paid by the Company pursuant to the terms of the agreement. The amount of the contingent payment was disputed, and submitted to binding arbitration. In connection with that arbitration, the Company was directed to issue an additional 109,875 operating partnership units to the seller. As a result, the Company has increased its capitalized acquisition cost of this asset by approximately $6.2 million.

On January 15, 2003, the Company repaid a non-recourse mortgage that matured in the amount of $18.1 million. The interest rate on this loan was 7.60 percent.

ESSEX APARTMENT VALUE FUND, L.P.

The Fund was organized to add value through rental growth and asset appreciation and to utilize the Company's development, redevelopment and asset management capabilities.

The Fund completed its final closing on February 15, 2002 with total equity commitments of approximately $250 million. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is the Fund's one percent general partner and is a 20.4 percent limited partner. Essex Portfolio, L.P. (the "Operating Partnership") owns a 99 percent limited partnership interest in VFGP. At March 31, 2003, the Fund has approximately $400 million of investment capacity.

On January 30, 2003, the Fund obtained a non-recourse mortgage on a previously unencumbered property in the amount of $23.2 million, with a 5.16 percent fixed interest rate, which matures in February 2010.

OTHER COMPANY INFORMATION

Essex's total market capitalization at March 31, 2003 was approximately $2.3 billion. The Company's mortgage notes payable had an average maturity of 8.7 years and an average interest rate of 6.8 percent. As of March 31, 2003, the Company's debt-to-total-market-capitalization ratio was 36.0 percent and interest coverage before minority interest for the first quarter of 2003 was 3.6 times EBITDA.

During the quarter, the Company's Board of Directors increased its regular quarterly cash dividend to $0.78 per common share or $3.12 per common share on an annualized basis. The dividend was payable on April 15, 2003 to shareholders of record as of March 31, 2003.

The Company's Annual Meeting of Stockholders is being held on Tuesday, May 13, 2003 at 1:00 p.m. at the Stanford Park Hotel, located at 100 El Camino Real in Menlo Park, California. At the meeting, Keith R. Guericke, President and Chief Executive Officer, and Michael J. Schall, Senior Executive Vice President and Chief Financial Officer will discuss the Company's achievements and operating results for 2002.

The Company reiterates its previous guidance for estimated FFO per diluted share of $4.33 to $4.45 per share for calendar year 2003.

CONFERENCE CALL WITH MANAGEMENT

The Company will host an earnings conference call with management, which is scheduled for tomorrow, Thursday, May 1, 2003, at 11:00 a.m. PDT – 2:00 p.m. EDT. The call will be broadcast live via the Internet at www.essexpropertytrust.com, and accessible via phone by dialing (800) 231-9012 – a passcode is not required. A replay of the call is also available via the Internet for two weeks following the live call. You can access the rebroadcast via the Internet at www.essexpropertytrust.com.

This press release and the accompanying supplemental financial information have been filed electronically on Form 8-K and are available on the Company's Web site at www.essexpropertytrust.com. If you are unable to access the information via the Web, please contact the Investor Relations department at investors@essexpropertytrust.com or by calling (650) 849-1600.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 113 multifamily properties (23,969 units), and has 1,248 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

Funds from Operations
Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, Funds from Operations adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers Funds from Operations to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the performance of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding FFO per diluted share estimates, statements regarding expected same-property operating expenses, our portfolio allocations, statements regarding when property developments and redevelopments will be finished and stabilized, statements regarding future leasing activities, statements regarding future construction costs, and statements regarding estimated values of properties. The Company's actual

results may differ materially from those projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, changes in economic conditions, unexpected delays in the development and stabilization of development and redevelopment projects, unexpected difficulties in leasing of development and redevelopment projects, total costs of renovation investments exceeding our projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC). The Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-K for the year ended December 31, 2002.

###

ESSEX PROPERTY TRUST, INC.

Operating Results		Three Months Ended		
(Dollars in thousands, except per share amounts)		March 31,		
		2003		2002
Revenues:				
Rental	$	**54,162**	$	42,119
Other property		**1,734**		1,316
Total property revenues		**55,896**		43,435
Interest and other		**3,099**		5,977
		58,995		49,412
Expenses:				
Property operating		**18,447**		12,581
Depreciation and amortization		**11,609**		8,986
Interest		**10,799**		8,789
Amortization of deferred financing costs		**174**		148
General and administrative		**1,838**		1,700
Total expenses		**42,867**		32,204
Income from continuing operations before minority interests and discontinued operations		**16,128**		17,208
Minority interests		**(5,897)**		(6,064)
Income from continuing operations		**10,231**		11,144
Discontinued operations (net of minority interests):				
Operating income from real estate sold		**--**		152
Net income available to common stockholders	$	**10,231**	$	11,296
Net income per share - basic	$	**0.49**	$	0.61
Net income per share - diluted	$	**0.48**	$	0.61

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Operating Results Selected Line Item Detail (Dollars in thousands)	Three Months Ended March 31,			
		2003		2002
Interest and other				
Interest income	$	225	$	1,769
Equity income in co-investments		1,801		2,501
Fee income		831		1,019
Miscellaneous - non-recurring		242		688
Interest and other	$	3,099	$	5,977
Property operating expenses				
Maintenance and repairs	$	3,873	$	2,809
Real estate taxes		4,376		3,150
Utilities		2,637		2,031
Administrative		5,985		3,626
Advertising		860		622
Insurance		716		343
Property operating expenses	$	18,447	$	12,581
General and administrative				
Total general and administrative	$	3,254	$	3,422
Allocated to property operating expense - administrative		(670)		(582)
Allocated to Essex Management Corporation		(600)		(770)
Capitalized and incremental to real estate under development		(146)		(370)
Net general and administrative	$	1,838	$	1,700
Minority interest				
Limited partners of Essex Portfolio, L.P.	$	1,111	$	1,371
Perpetual preferred distributions		4,580		4,580
Series Z incentive units		175		81
Third party ownership interests		31		32
Minority interests	$	5,897	$	6,064

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Funds From Operations
(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,	
	2003	2002
Funds From Operations		
Income from continuing operations before minority interests and discontinued operations	**$ 16,128**	$ 17,208
Adjustments:		
Depreciation and amortization	**11,609**	8,986
Depr. and amort. - unconsolidated co-investments	**2,172**	1,830
Minority interests	**(4,611)**	(4,587)
Income from discontinued operations	**--**	152
Depreciation - discontinued operations	**--**	94
Funds from operations	**$ 25,298**	$ 23,683
Components of the change in FFO		
Same property NOI	**$ (1,537)**	
Non-same property NOI	**8,132**	
Income and depreciation from discontinued operations	**(246)**	
Other - corporate and unconsolidated co-investments	**(2,536)**	
Interest expense and amortization of deferred financing	**(2,036)**	
General and administrative	**(138)**	
Minority interests	**(24)**	
Funds from operations	**$ 1,615**	
Funds from Operations Per Share - Diluted	**$ 1.08**	$ 1.13
Percentage Increase	**-4.4%**	
Weighted average number of shares outstanding diluted (1)	**23,494,051**	21,006,678

(1) Assumes conversion of all outstanding operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Balance Sheet

(Dollars in thousands)

	March 31, 2003	December 31, 2002
Real Estate:		
Land and land improvements	$ 391,944	$ 368,712
Buildings and improvements	1,204,802	1,147,244
	1,596,746	1,515,956
Less: accumulated depreciation	(203,429)	(191,821)
	1,393,317	1,324,135
Investments	62,780	61,212
Real estate under development	80,641	143,756
	1,536,738	1,529,103
Cash and cash equivalents	20,295	17,827
Other assets	65,837	66,532
Deferred charges, net	6,064	6,272
Total assets	$ 1,628,934	$ 1,619,734
Mortgage notes payable	$ 658,896	$ 677,563
Lines of credit	153,000	126,500
Other liabilities	63,702	61,827
	875,598	865,890
Minority interests	264,742	262,530
Stockholders' Equity:		
Convertible preferred stock	--	--
Common stock	2	2
Cumulative redeemable preferred stock	--	--
Additional paid-in-capital	538,560	535,125
Distributions in excess of accumulated earnings	(49,968)	(43,813)
Total liabilities and stockholders' equity	$ 1,628,934	$ 1,619,734

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Debt Summary - March 31, 2003

(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	74%	$	598,527	6.9%	7.4
Tax exempt variable (2)	7%		60,369	5.1%	21.7
Total mortgage notes payable			**658,896**	6.8%	8.7
Lines of credit (3)	19%		153,000	2.6%	
Total debt	100%	$	**811,896**	**6.0%**	

Scheduled principal payments (excludes lines of credit)

2003	$	5,192
2004		7,091
2005		41,003
2006		20,397
2007		63,130
Thereafter		522,083
Total	$	658,896

Interest expense coverage is 3.6 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended March 31, 2003 was $902.

(1)   Weighted average interest rate for variable rate debt are approximate current values.

(2)   Interest rate protection agreements cap the total all in interest rate at a range of 7.1% to 7.3%. These agreements expire between 2003 and 2004.

(3)   One line of credit commitment is $165 million and matures in May 2004. A second line of credit commitment is $30 million and matures in December 2003. Interest on these lines is based on a tiered rate structure tied to the Company's corporate ratings and is currently at LIBOR plus 1.10%.

See Company's 10-K and 10-Q for additional disclosures

E S S E X   P R O P E R T Y   T R U S T, I N C.

Capitalization - March 31, 2003

(Dollars in thousands, except per share data)

Total debt	$	811,896
Common stock and potentially dilutive securities		
Common stock outstanding		21,008
Limited partnership units (1)		2,435
Options-treasury method		157
Total common stock and potentially dilutive securities		23,600 shares
Common stock price per share as of March 31, 2003	$	52.250
Market value of common stock and potentially dilutive securities	$	1,233,100
Perpetual preferred units	$	210,000 8.723% weighted average pay rate
Total equity capitalization	$	1,443,100
Total market capitalization	$	2,254,996
Ratio of debt to total market capitalization		36.0%

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended March 31, 2003 and 2002

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2003	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change
Revenues:															
Same property revenues	**$ 17,470**	$ 16,294	7.2%	**$ 13,151**	$ 14,638	-10.2%	**$ 10,321**	$ 10,645	-3.0%	**$ --**	$ --	n/a	**$ 40,942**	$ 41,577	-1.5%
Non same property revenues(2)	**8,936**	1,124		**2,453**	593		**--**	--		**3,565**	141		**14,954**	1,858	
Total Revenues	**$ 26,406**	$ 17,418		**$ 15,604**	$ 15,231		**$ 10,321**	$ 10,645		**$ 3,565**	$ 141		**$ 55,896**	$ 43,435	
Property operating expenses:															
Same property operating expenses	**$ 5,055**	$ 4,845	4.3%	**$ 3,762**	$ 3,324	13.2%	**$ 3,591**	$ 3,337	7.6%	**$ --**	$ --	n/a	**$ 12,408**	$ 11,506	7.8%
Non same property operating expenses(2)	**3,294**	618		**952**	349		**--**	--		**1,793**	108		**6,039**	1,075	
Total property operating expenses	**$ 8,349**	$ 5,463		**$ 4,714**	$ 3,673		**$ 3,591**	$ 3,337		**$ 1,793**	$ 108		**$ 18,447**	$ 12,581	
Net operating income:															
Same property net operating income	**$ 12,415**	$ 11,449	8.4%	**$ 9,389**	$ 11,314	-17.0%	**$ 6,730**	$ 7,308	-7.9%	**$ --**	$ --	n/a	**$ 28,534**	$ 30,071	-5.1%
Non same property operating income(2)	**5,642**	506		**1,501**	244		**--**	--		**1,772**	33		**8,915**	783	
Total net operating income	**$ 18,057**	$ 11,955		**$ 10,890**	$ 11,558		**$ 6,730**	$ 7,308		**$ 1,772**	$ 33		**$ 37,449**	$ 30,854	
Same property operating margin	**71%**	70%		**71%**	77%		**65%**	69%		**n/a**	n/a		**70%**	72%	
Same property turnover percentage	**53%**	47%		**56%**	57%		**51%**	60%		**n/a**	n/a		**53%**	55%	
Net operating income percentage of total	**48%**	39%		**29%**	37%		**18%**	24%		**5%**	0%		**100%**	100%	
Loss to lease(3)	**$ 7,517**			**$ (561)**			**$ (897)**			**$ n/a**			**$ 6,059**		
Loss to lease as a percentage of rental income	**6.5%**			**-0.9%**			**-1.8%**			**n/a**			**3.0%**		

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.

(2) Includes properties which subsequent to December 31, 2001, were either acquired, disposed, in a stage of development or redevelopment without stabilized operations.

(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

Reconciliation of apartment units at end of period

	Southern California		Northern California		Pacific Northwest		Other real estate assets(1)		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Same property consolidated apartment units	**4,869**	4,869	**3,597**	3,597	**4,402**	4,402	**--**	--	**12,868**	12,868
Consolidated Apartment Units	**8,143**	5,405	**4,007**	3,737	**4,402**	4,402	**578**	--	**17,130**	13,544
Down REIT	**1,360**	1,360	**170**	170	**301**	301	**--**	--	**1,831**	1,831
Joint Venture	**4,151**	4,530	**116**	116	**741**	741	**--**	--	**5,008**	5,387
Under Development	**686**	692	**562**	832	**--**	--	**--**	--	**1,248**	1,524
Total apartment units at end of period	**14,340**	11,987	**4,855**	4,855	**5,444**	5,444	**578**	--	**25,217**	22,286
Percentage of total	**57%**	54%	**19%**	22%	**22%**	24%	**2%**	0%	**100%**	100%
Average same property financial occupancy	**95.2%**	92.0%	**95.8%**	95.2%	**94.5%**	90.8%	**0.0%**	0.0%	**95.2%**	92.8%

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Development Communities - March 31, 2003

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
The San Marcos (formerly Vista del Mar)	Richmond, CA	312	$ 50.9	$ 49.8	$ 1.1	Jul-02	Sep-03	59%	48%
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	46.0	23.7	22.3	Nov-03	Sep-04	n/a	n/a
Pre-development (3)			7.1	7.1	--				
Subtotal - direct development		636	$ 104.0	$ 80.6	$ 23.4				
Joint Venture Transactions - Unconsolidated(2)									
Kelvin Avenue	Irvine, CA	132	$ 22.4	$ 5.6	$ 16.8	Aug-04	Mar-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	17.9	27.0	Apr-04	Dec-04	n/a	n/a
River Terrace	Santa Clara, CA	250	55.0	19.9	35.1	May-04	Mar-05	n/a	n/a
Total - development		1,248	$ 226.3	$ 124.0	$ 102.3				
Stabilized Communities - First Quarter 2003									
The Essex on Lake Merritt	Oakland, CA	270	$ 72.7	$ 72.7	$ --	Jun-02	Jan-03	97%	94%

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

(3) This land is expected to be developed into phase II of The San Marcos.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - March 31, 2003
(Dollars in millions)

Project Name	Units	Estimated Cost	Total incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations (1)
None						

Re-stabilized Communities - First Quarter 2003

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
     completion of the redevelopment project.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Investments - March 31, 2003
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Debt Type	Debt Interest Rate	Debt Maturity Date	Down REIT Units	$52.250 Value of Down REIT Unit	Essex Equity Value(2)
Down REIT's									
Highridge, Rancho Palos Verde, CA			$ 19,934	Fixed	6.26%	Jun-07			
Anchor Village, Mukilteo, WA			10,750	Var/bonds	5.50%	Dec-27			
Barkley Apartments, Anaheim, CA			5,314	Fixed	6.63%	Feb-09			
Brookside Oaks, Sunnyvale, CA			15,006	Fixed	7.90%	Oct-10			
Capri at Sunny Hills, Fullerton, CA			12,376	Fixed	5.37%	Aug-07			
Hearthstone, Santa Ana, CA			10,020	Fixed	7.01%	Jun-08			
Montejo, Garden Grove, CA			6,176	Fixed	6.98%	Feb-11			
Treehouse, Santa Ana, CA			8,315	Fixed	6.98%	Feb-11			
Valley Park, Fountain Valley, CA			10,534	Fixed	6.98%	Feb-11			
Villa Angelina, Placentia, CA			14,245	Fixed	6.98%	Feb-11			
	$ 12,085	$ 213,961	112,670				1,475	$ 77,069	$ 24,222
Joint Ventures							**Value of Equity**	**Company Ownership**	
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			12,345	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,945	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,385	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,623	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,648	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,881	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			23,206	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			--						
Villas at Carlsbad, Carlsbad, CA			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			--						
Rivermark, Santa Clara, CA (development)			10,500	Fixed	8.00%	Jan-04			
Line of credit			71,260	Var.	LIBOR+.875%	Dec-03			
	19,591	236,258	185,793				$ 50,465	21.4%	10,800
AEW									
The Pointe at Cupertino, Cupertino, CA			--						
Tierra Vista, Oxnard, CA			37,707	Fixed	5.93%	Jun-07			
	7,280	76,173	37,707				38,466	20.0%	7,693
Lend Lease									
Coronado at Newport - North, CA			56,646	Fixed	5.30%	Dec-12			
Coronado at Newport - South, CA (rehab not yet started)			49,879	Fixed	5.30%	Dec-12			
	12,815	153,147	106,525				46,622	49.9%	23,264
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,656	27,751	21,602	Fixed	6.90%	Aug-29	6,149	45.0% (3)	5,656
Other	5,353								5,353
	$ 62,780								$ 76,988

(1) Estimated value based on estimated 2003 net operating income applying capitalization rates ranging from 7.25% to 7.75% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at March 31, 2003.

(3) The Company's 45% ownership interest receives a cumulative preferred return.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

REAL ESTATE INFORMATION

31-Mar-03

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,288	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,216	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,642	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,260	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,294	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,880			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,668	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,980	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,180	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,584	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,892	1989	1989	
				8%	1,982	1,645,004			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,296	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,270	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,012	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,967	2003	2003	
				6%	1,386	1,137,945			
	Contra Costa County								
	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,716			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,136	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,104	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				3%	826	772,040			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,095	1999	1973	
20	**Total San Francisco Bay Area**			18%	**4,293**	**3,619,084**			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,573	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,591	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,202	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,870	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,720	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,672	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,170	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,468	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,112	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,860	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,968	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,475	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,101	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,295	1999	1972	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,036	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,250	1997	1972	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,072	1999	1970	
				20%	4,692	3,790,035			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,072	1996	1985	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,254	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,144	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,120	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,568	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,938			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,160	1997	1971	
				7%	1,752	1,490,218			

	Orange County							
1	Barkley Apartments	2400 E. Lincoln Ave.	Anahiem	CA	161	139,835	2000	1984
1	Vista Pointe	175-225 S. Rio Vista	Anahiem	CA	286	242,410	1985	1968
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,788	2001	1969
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,130 (1)	1997	1992
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,280	2001	1974
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,763	1997	1984
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,456		
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,510	1999	1999
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,319	2002	1970
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,032	1997	1985
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,677	1999	1968
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,716	1999	1969
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,160	1999	1972
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,820	2001	1970
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,762	2001	1970
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,760	2000	1969
				18%	4,201	3,489,662		
	San Diego County							
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,424	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,824	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,960	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,140	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,583	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,696	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,730	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,432	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,630	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,764	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,744	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,480		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,890	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,840	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,440	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,260	2002	1983
				13%	3,009	2,250,657		
64	**Total Southern California**			57%	**13,654**	**11,020,572**		
	SEATTLE METROPOLITAN AREA							
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,036	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,317	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,792	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,590	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,316	1990	1978
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,624	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,125	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,872	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,778	1999	1999
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,366	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,448	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,340	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,360	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,928	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,935	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,037	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,271	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,584	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,325	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,290 (2)	1994	1990
21	**Total Seattle Metropolitan Area**			17%	**4,073**	**3,397,634**		
	PORTLAND METROPOLITAN AREA							
1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,804	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,896	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,934	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,056	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,377	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,144	1997	1989
6	**Total Portland Metropolitan Area**			6%	**1,371**	**1,283,211**		

1 Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,220	2002	1988
1 St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,869	2002	1968
2			2%	578	514,089		
113	**Multifamily Properties**			**23,969**	**19,834,590**	**1998**	**1980**
5	**Multifamily Properties Under Construction**			**1,248**	**1,097,470**		

Avg. square footage	828
Avg. units per property	212
Avg. age of property	22

(1) Also has 11,836 square feet of commercial/retail space.

(2) Also has 9,512 square feet of commercial space.

OTHER REAL ESTATE ASSETS

Manufactured Housing Communities

Green Valley	2130 Sunset Dr.	Vista	CA	157 pads		2002	1973
Riviera	2038 Palm St.	Las Vegas	NV	450 pads		2002	1969

Recreational Vehicle Parks

Circle RV	1835 E. Main St.	El Cajon	CA	179 spaces		2002	1977
Vacationer	1581 E. Main St.	El Cajon	CA	159 spaces		2002	1973
Diamond Valley	344 N. State St.	Hemet	CA	224 spaces		2002	1974
Golden Village	3600 W. Florida Ave.	Hemet	CA	1019 spaces		2002	1972
Riviera RV	2200 Palm St.	Las Vegas	NV	136 spaces		2002	1969

Office Buildings

Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA	17,400	1997	1988
Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA	5,200	2002	1978
Moore Street Office Building	3205 Moore St.	San Diego	CA	2,000	2002	1957
Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA	38,940	2001	1982

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: March 2002 through March 2003 (inclusive)

Market	Single Family Data				Multi-Family Data				All Residential Data	
	Median SF Price (2002)	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock		Total Residential Permits Last 12 Months	% of Stock
Boston	$395,900	1,530,000	4,583	0.3%	670,800	1,809	0.3%		6,392	0.3%
New York PMSA	$310,000	760,000	2,645	0.3%	2,920,000	12,364	0.4%		15,009	0.4%
Nassau-Suffolk	$312,900	740,000	3,866	0.5%	240,000	480	0.2%		4,346	0.4%
Philadelphia	$146,100	1,532,000	12,925	0.8%	515,100	2,884	0.6%		15,809	0.8%
Chicago	$220,900	1,700,000	29,737	1.7%	1,404,900	9,115	0.6%		38,852	1.3%
Miami/Ft. Lauderdale	$192,700	717,000	11,235	1.6%	876,000	12,182	1.4%		23,417	1.5%
Minneapolis	$185,000	818,000	17,725	2.2%	351,800	6,335	1.8%		24,060	2.1%
Wash. D.C. PMSA	$250,200	1,299,000	29,932	2.3%	644,300	11,364	1.8%		41,296	2.1%
Austin	$156,500	326,000	7,204	2.2%	169,900	3,487	2.1%		10,691	2.2%
Denver	$228,100	582,000	13,767	2.4%	274,900	5,937	2.2%		19,704	2.3%
Dallas-Ft. Worth	$135,700	1,381,000	38,684	2.8%	650,000	11,518	1.8%		50,202	2.5%
Houston	$132,800	1,027,000	30,565	3.0%	547,700	13,257	2.4%		43,822	2.8%
Phoenix	$143,300	970,000	41,095	4.2%	360,500	6,784	1.9%		47,879	3.6%
Orlando	$136,000	482,000	18,148	3.8%	201,500	7,471	3.7%		25,619	3.7%
Atlanta	$146,500	1,122,000	49,896	4.4%	467,800	14,528	3.1%		64,424	4.1%
Las Vegas	$159,800	440,000	25,755	5.9%	215,700	7,786	3.6%		33,541	5.1%
Totals	$209,616	15,426,000	337,762	2.2%	10,510,900	127,301	1.2%		465,063	1.8%
Seattle	$254,000	656,000	10,527	1.6%	354,487	5,490	1.5%		16,017	1.6%
Portland	$180,400	561,000	10,384	1.9%	225,335	3,682	1.6%		14,066	1.8%
San Francisco	$511,100	368,000	1,203	0.3%	344,000	2,016	0.6%		3,219	0.5%
Oakland	$412,100	625,000	6,959	1.1%	270,000	1,948	0.7%		8,907	1.0%
San Jose	$504,400	388,000	2,193	0.6%	192,000	3,199	1.7%		5,392	0.9%
Los Angeles	$280,900	1,877,000	8,839	0.5%	1,392,963	8,710	0.6%		17,549	0.5%
Ventura	$341,700	199,000	2,394	1.2%	53,295	587	1.1%		2,981	1.2%
Orange	$415,300	628,000	6,618	1.1%	340,800	5,314	1.6%		11,932	1.2%
San Diego	$356,300	664,000	9,104	1.4%	375,664	5,161	1.4%		14,265	1.4%
PNW	$220,073	1,217,000	20,911	1.7%	579,822	9,172	1.6%		30,083	1.7%
No Cal	$464,413	1,381,000	10,355	0.7%	806,000	7,163	0.9%		17,518	0.8%
So Cal	$324,418	3,368,000	26,955	0.8%	2,162,722	19,772	0.9%		46,727	0.8%
ESSEX	$335,538	5,966,000	58,221	1.0%	3,548,543	36,107	1.0%		94,328	1.0%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex